---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                                OMB Number:         3235-0145
                                                Expires:     October 31, 2002
                                                Estimated average burden
                                                hours per response . . . . 14.90
                                               ---------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                          (Amendment No.        )*

                            Little Switzerland, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   537528-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Patrick B. Dorsey, Esq.
              Senior Vice President, General Counsel and Secretary
                                  Tiffany & Co.
                                727 Fifth Avenue
                            New York, New York 10022
                                 (212) 755-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2001
--------------------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 537528-10-1

--------------------------------------------------------------------------------

        1.  Name Of Reporting Persons
            Tiffany & Co. International
            S.S. Or I.R.S. Identification Nos. of above persons (entities only). IRS Identification No. 06-112-1421
--------------------------------------------------------------------------------

        2.  Check The Appropriate Box If a Member of a Group (See Instructions)

            (a)

            (b)  X
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of        7.      Sole Voting Power          0
Shares Bene-    ----------------------------------------------------------------
ficially         8.      Shared Voting Power        7,410,000
Owned by Each   ----------------------------------------------------------------
Reporting        9.      Sole Dispositive Power     0
Persons With    ----------------------------------------------------------------
                10.      Shared Dispositive Power   7,410,000
--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting
            Person      7,410,000
--------------------------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

       13.  Percent of Class Represented by Amount in Row (11)    45%
--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

        1.  Name Of Reporting Persons
            Tiffany & Co.
            S.S. Or I.R.S. Identification Nos. of above persons (entities only). IRS Identification No. 13-322-8013
--------------------------------------------------------------------------------

        2.  Check The Appropriate Box If a Member of a Group (See Instructions)

            (a)
            (b)  X
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of        7.      Sole Voting Power          0
Shares Bene-    ----------------------------------------------------------------
ficially         8.      Shared Voting Power        7,410,000
Owned by Each   ----------------------------------------------------------------
Reporting        9.      Sole Dispositive Power     0
Persons With    ----------------------------------------------------------------
                10.      Shared Dispositive Power   7,410,000
--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting
            Person      7,410,000
--------------------------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

       13.  Percent of Class Represented by Amount in Row (11)    45%
--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions)  HC, CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to shares of the common stock, $0.01 par value per share ("Common Stock"), of Little Switzerland, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands, 00802.

Item 2.  Identity and Background

     This statement on Schedule 13D is being filed by Tiffany & Co. International ("International") and Tiffany & Co. ("Parent" and collectively with International, the "Reporting Persons"), each a Delaware corporation. International is a direct wholly-owned subsidiary of Parent. Parent is deemed to be the beneficial owner of the shares of Common Stock of the Issuer purchased by International, as Parent has the ability to control the voting and disposition decisions to be made by International with respect to the Common Stock. For the purposes of this statement on Schedule 13D, International and Parent are deemed to share voting and disposition power with respect to the Common Stock.

     The Reporting Persons are international jewelry and specialty retailers.

     The business and principal office address of the Reporting Persons is 727 Fifth Avenue, New York, New York 10022.

     During the last five years, none of the Reporting Persons, their respective executive officers or their respective directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons, their respective executive officers or their respective directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     All shares of Common Stock of the Issuer purchased by International were purchased for $9,262,500 taken from the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

     All shares of Common Stock of the Issuer purchased by International were purchased pursuant to a Stock Purchase Agreement (a copy of which is included as Exhibit 99.1 hereto) and are being held for investment purposes. Subject to federal and state securities laws, economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions and, subject to federal and state securities laws and the restrictions described in Item 6 below, may dispose of such securities in the open market or in private transactions.

     The Reporting Persons and their affiliates may, from time to time, engage in activities intended to influence the business strategy or management of the Issuer.

     The Issuer, International and certain other stockholders of the Issuer have agreed, pursuant to the terms of a Stockholder Agreement (a copy of which is included as Exhibit 99.2 hereto), that the number of seats on the Issuer's Board of Directors shall be fixed at five, two of which shall be designated by the Reporting Persons. One of the five board seats shall be filled by a person designated by the other stockholders party to the Stockholder Agreement. One of the remaining two seats on the Issuer's Board of Directors shall be occupied by the Issuer's Chief Executive Officer and the other shall be filled by a person who is not an officer or employee of the Issuer, both of whom must be reasonably acceptable to the Reporting Persons and the other stockholders party to the Stockholder Agreement and independent of any person or entity which beneficially owns in excess of 5% of the Issuer's Common Stock. The Stockholder Agreement also provides that Seymour Holtzman shall remain the Chairman of the Board of Directors through the 2002 annual meeting of the stockholders of the Issuer. The Stockholders Agreement further provides that the Reporting Persons shall designate the Chairman of the Issuer's Audit Committee and the Issuer will establish a Compensation Committee consisting of three directors, one designated by the Reporting Persons, one designated by the other stockholders party to the Stockholder Agreement and one who is independent of any person or entity which beneficially owns in excess of 5% of the Issuer's Common Stock.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would relate or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     All references to the Stock Purchase Agreement and the Stockholders Agreement set forth in this Item 4 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Stockholders Agreement included, respectively, as Exhibits 99.1 and 99.2.

Item 5.  Interest in Securities of the Issuer

     (a) This statement on Schedule 13D relates to 7,410,000 shares of Common Stock beneficially owned by the Reporting Persons, which constitute approximately 45% of the issued and outstanding shares of the Common Stock of Issuer.

     (b) For the purposes of this statement on Schedule 13D, the Reporting Persons are deemed to share the voting and disposition power over the 7,410,000 shares of Common Stock.

     (c) International purchased the 7,410,000 shares of Common Stock from the Issuer for $1.25 per share on May 1, 2001 pursuant to a Stock Purchase Agreement, a copy of which is included as Exhibit 99.1 hereto and which is incorporated by reference.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 is hereby incorporated herein by reference.

     Pursuant to the terms of the Stock Purchase Agreement (a copy of which is included as Exhibit 99.1 hereto), the Issuer issued, sold and delivered to International 7,410,000 shares of Common Stock at a price of $1.25 per share on May 1, 2001. The Stock Purchase Agreement also provides International with subscription rights allowing International to purchase additional shares of Common Stock in order to maintain its relative share ownership in the Issuer. In the event that the subscription right arises because of the issuance of securities to employees, officers, directors, contractors, advisors or consultants of the Issuer pursuant to incentive agreements or incentive plans approved by the Board of Directors and the stockholders of the Issuer, shares of Common Stock purchased pursuant to the subscription right will be sold to International at market value. If the subscription right arises because of the issuance of securities other than as described in the foregoing sentence, the Common Stock purchased pursuant to the subscription right will be sold to International at the price at which the securities which gave rise to the subscription right were sold.

     In addition to the provisions described in Item 4, which description is incorporated herein by reference, the Stockholder Agreement (a copy of which is included as Exhibit 99.2 hereto) provides that if any stockholder party to the Stockholder Agreement enters into an agreement to sell some or all of its Common Stock, each of the other stockholders party to the Stockholder Agreement has the right to include a proportional amount of their own Common Stock in such sale. The Stockholder Agreement further provides that if any stockholder party thereto receives a bona fide offer from a third party, other than an affiliate of that stockholder or an underwriter in connection with a public offering, to purchase some or all of its Common Stock, the stockholder receiving such an offer must first offer such shares of Common Stock to the other stockholders party to the Stockholder Agreement on the same terms and conditions.

     The Issuer and International have agreed, pursuant to the terms of a Registration Rights Agreement (a copy of which is included as Exhibit 99.3 hereto), that the Issuer is to provide registration rights with respect to all shares of Common Stock held by International.

     All references to the Stock Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement set forth in this Item 4 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement included, respectively, as Exhibits 99.1, 99.2 and 99.3.

     Except as set forth on this statement on Schedule 13D, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1: Stock Purchase Agreement, dated as May 1, 2001, between Tiffany & Co. International and Little Switzerland, Inc.

Exhibit 99.2: Stockholder Agreement, dated as of May 1, 2001, among Tiffany & Co. International, Jewelcor Management, Inc., Seymour Holtzman and Little Switzerland, Inc.

Exhibit 99.3 Registration Rights Agreement, dated as of May 1, 2001, between Tiffany & Co. International and Little Switzerland, Inc.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: May 9, 2001

                                     TIFFANY & CO. INTERNATIONAL


                                     By: /s/ Patrick B. Dorsey
                                         ---------------------------------------
                                         Patrick B. Dorsey
                                         Vice President and Secretary


                                     TIFFANY & CO.


                                     By: /s/ Patrick B. Dorsey
                                         ---------------------------------------
                                         Patrick B. Dorsey
                                         Senior Vice President, General Counsel
                                         and Secretary